

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 26, 2008

<u>via U.S. mail and facsimile</u>

Mr. Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

> **Re:** **Rockies Region 2006 Limited Partnership**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 24, 2007**
> **File No. 0-52787**
>
> **Amendment No. 1 to Annual Report on Form 10-K**
> **for the fiscal year ended December 31, 2007**
> **Filed May 21, 2008**
> **File No. 0-52787**
>
> **Amendment No. 1 to Quarterly Report on Form 10-Q**
> **for the quarter ended September 30, 2007**
> **Filed May 21, 2008**
> **File No. 0-52787**

Dear Mr. Stump:

We have completed our review of your registration statement on Form 10 and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director